

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Sam K. Duncan, CEO
OfficeMax Incorporated
263 Shuman Blvd.
Naperville, Illinois 60563

> **Re: OfficeMax Incorporated**
> **Form 10-K for Fiscal Year Ended December 26, 2009**
> **Filed February 22, 2010**
> **File No. 001-5057**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 4, 2010**
> **File No. 001-5057**

Dear Mr. Duncan:

    We have completed our review of your filings and related documents and have no further comments at this time.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Susan Wagner-Fleming, Senior Vice President
       Fax: (630) 864-4527